

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 3, 2008

Via U.S. Mail

Mr. Christopher J. Wensley
Chief Executive Officer
Horizon Industries, Ltd.
Suite 1710-1040 West Georgia Street Box 83
Vancouver, BS, Canada, V6E 4H1

      Re: **Horizon Industries, Ltd.**
                Annual Report on Form 20-F for the Year Ended February 28, 2007
                as amended on June 3 , 2008
                File No. 0-52302

Dear Mr. Wensley:

We have reviewed your amended filing and your response letter dated June 3, 2008 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A for the Fiscal Year Ended February 28, 2007

Selected Financial Data Presented According to Canadian GAAP, page 6

1.   We note your response to comment two of our letter dated April 21, 2008. You have indicated that you advance funds to the operator and that you credit cash and debit PP&E. Please tell us if you considered recording such amounts in a prepaid account rather than PP&E. In doing so, please specify if the related exploration work has been performed at the time you have advanced funds.

We further note that you have indicated it can take one to three months before the operator is billed cost the cost of the drilling work resulting in a credit to accounts payable and a debit to PP&E. Please clarify who is billing the third party operator. In addition, please tell us how you calculate the amounts accrued in advance of billings and specify the related source of such information.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Cannarella at (202) 551-3337 or, in his absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Cannarella
        J. Davis
        Patrick Forseille (604-488-3910)